SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of July, 2021

Commission File Number 1565025

AMBEV S.A.

(Exact name of registrant as specified in its charter)

AMBEV S.A.

(Translation of Registrant's name into English)

Rua Dr. Renato Paes de Barros, 1017 - 3rd Floor
04530-000 São Paulo, SP
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

AMBEV S.A.

CNPJ/ME No. 07.526.557/0001-00

NIRE 35.300.368.941

(“Company”)

NOTICE OF CAPITAL INCREASE APPROVED BY THE BOARD OF DIRECTORS

(Pursuant to Exhibit 30-XXXII of Brazilian Securities and Exchange Commission’s Normative Ruling No. 480/09)

On June 30th, 2021 at 10:00 am, the Board of Directors verified the issuance of new common shares, within the authorized capital limit, as a result of the exercise by certain beneficiaries of options granted (i) by Companhia de Bebidas Das Américas – AmBev, on November 25th, 2011 and November 12th, 2012, and received by the Company under the Migration Program approved by the Board of Directors on July 31st, 2013, within the scope of the Company’s Stock Option Plan approved by the Shareholders’ General Meeting held on July 30th, 2013 (“Stock Option Plan”), and (ii) by the Company, under the terms of the programs approved by the Board of Directors on December 2nd, 2013, December 1st, 2014, December 1st, 2015 and December 22nd, 2015, all under the Stock Option Plan.

I.       Date of approval of the stock option plan by the Shareholders’ General Meeting

The Stock Option Plan was approved by the Shareholders’ General Meeting held on July 30th, 2013.

II. Capital Increase (R$)	II. New Capital Stock (R$)	III. No. of issued shares*	IV. Issuance price of the new shares (R$)	V. Potential dilution percentage arising from the issuance (in relation to the No. of issued shares)	V. Potential dilution percentage arising from the issuance (in relation to the capital stock)
547,120.40	57,978,002,199.46	45,700	11.97200	0.000290%	0.000944%
301,210.60	57,978,303,410.06	17,876	16.85000	0.000114%	0.000520%
313,207.92	57,978,616,617.98	16,803	18.64000	0.000107%	0.000540%
4,750,560.00	57,983,367,177.98	263,920	18.00000	0.001677%	0.008194%
1,139,854.12	57,984,507,032.10	95,210	11.97200	0.000605%	0.001966%
6,373,952.66	57,990,880,984.76	532,405	11.97200	0.003383%	0.010993%
918,455.92	57,991,799,440.68	76,717	11.97200	0.000487%	0.001584%
753,026.50	57,992,552,467.18	44,690	16.85000	0.000284%	0.001299%
707,948.96	57,993,260,416.14	40,316	17.56000	0.000256%	0.001221%
634,542.88	57,993,894,959.02	34,042	18.64000	0.000216%	0.001094%
2,108,474.20	57,996,003,433.22	125,132	16.85000	0.000795%	0.003636%
313,207.92	57,996,316,641.14	16,803	18.64000	0.000107%	0.000540%
301,210.60	57,996,617,851.74	17,876	16.85000	0.000114%	0.000519%
361,449.35	57,996,979,301.09	21,451	16.85000	0.000136%	0.000623%
339,821.12	57,997,319,122.21	19,352	17.56000	0.000123%	0.000586%
547,120.40	57,997,866,242.61	45,700	11.97200	0.000290%	0.000943%
858,456.95	57,998,724,699.56	50,947	16.85000	0.000324%	0.001480%
364,726.98	57,999,089,426.54	30,465	11.97200	0.000194%	0.000629%
313,207.92	57,999,402,634.46	16,803	18.64000	0.000107%	0.000540%
1,900,224.00	58,001,302,858.46	105,568	18.00000	0.000671%	0.003276%
301,210.60	58,001,604,069.06	17,876	16.85000	0.000114%	0.000519%

500,891.75	58,002,104,960.81	29,125	17.19800	0.000185%	0.000864%
424,776.40	58,002,529,737.21	24,190	17.56000	0.000154%	0.000732%
451,815.90	58,002,981,553.11	26,814	16.85000	0.000170%	0.000779%
375,875.60	58,003,357,428.71	20,165	18.64000	0.000128%	0.000648%
301,210.60	58,003,658,639.31	17,876	16.85000	0.000114%	0.000519%
313,207.92	58,003,971,847.23	16,803	18.64000	0.000107%	0.000540%
455,893.76	58,004,427,740.99	38,080	11.97200	0.000242%	0.000786%
951,814.32	58,005,379,555.31	51,063	18.64000	0.000324%	0.001641%
313,207.92	58,005,692,763.23	16,803	18.64000	0.000107%	0.000540%
303,909.22	58,005,996,672.45	25,385	11.97200	0.000161%	0.000524%
303,909.22	58,006,300,581.67	25,385	11.97200	0.000161%	0.000524%
28,845,502.61		1,927,341

* New common shares, with no par value,

VI.       Price for each of the issuer’s types and classes of shares in the respective markets in which the shares are negotiated, identifying:

i.       Lower, average and highest market price on each of the last three (3) years

Price (1)	2020 (BRL)	2019 (BRL)	2018 (BRL)
Lower	10.36	15.40	14.54
Average	15.66	18.73	15.39
Highest	19.58	20.77	24.56

(1) Historical price in BRL adjusted to reflect payments of interest on shareholder’s equity, as well as dividend distributions.

ii.       Lower, average and highest price on each quarter of the last two (2) years

Price (1)	1T2021 (BRL)	4T2020 (BRL)	3T2020 (BRL)	2T2020 (BRL)	1T2020 (BRL)	4T2019 (BRL)	3T2019 (BRL)	2T2019 (BRL)
Lower	13.35	12.18	12.04	10.68	10.36	17.18	17.69	16.35
Average	15.31	15.66	12.55	14.17	11.93	18.73	19.27	17.89
Highest	16.91	16.10	15.92	14.83	19.58	19.46	20.77	18.58

(1) Historical price in BRL adjusted to reflect payments of interest on shareholder’s equity, as well as dividend distributions.

iii.	Lower, average and highest price on each month of the last six (6) months

Price (1)	05/2021 (BRL)	04/2021 (BRL)	03/2021 (BRL)	02/2021 (BRL)	01/2021 (BRL)	12/2020 (BRL)
Lower	14.54	14.91	13.35	14.00	14.95	14.08
Average	17.95	14.94	15.31	14.03	15.12	15.66
Highest	17.95	16.11	15.73	16.30	16.91	16.10

(1) Historical price in BRL adjusted to reflect payments of interest on shareholder’s equity, as well as dividend distributions.

iv.        Average price on the last ninety (90) days

Price (1)	90 days (BRL)
Average	16.35

(1) Historical price in BRL adjusted to reflect payments of interest on shareholder’s equity, as well as dividend distributions.

***

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 2, 2021

AMBEV S.A.

By:	/s/ Lucas Machado Lira
Lucas Machado Lira Chief Financial and Investor Relations Officer